

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

May 12, 2010

Via US Mail and Facsimile: (650) 234-6999

M. Keith Waddell
Vice Chairman, President and Chief Financial Officer
Robert Half International Inc.
2884 Sand Hill Road
Menlo Park, CA 94025

> **Re:** **Robert Half International Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 18, 2010**
> **File No. 001-10427**

Dear Mr. Waddell:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. Please do so within the time frame set forth below. Please understand that after our review of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the year ended December 31, 2009</u>

<u>Definitive Proxy Statement</u>

<u>General</u>

1.   We not that you have not included any disclosure in response to Item 402(s) of
        Regulation S-K. Please advise us of the basis for your conclusion that disclosure is
        not necessary and describe the process you undertook to reach that conclusion.

<u>Summary Compensation Table, page 12</u>

2.   In future filings, please include a footnote disclosing all assumptions made in the
        valuation of equity awards. Refer to Instructions 1 and 3 to Item 402(c)(2)(v) and (vi)
        of Regulation S-K.

<u>Outstanding Equity Awards at Fiscal-Year End 2009, page 16</u>

3.   We note your reference in footnote (d) to a final determination of satisfaction of
        performance conditions at the February 2010 meeting. Since this information should
        be available at the time you file your definitive proxy statement, please update this
        footnote disclosure in future filings to reflect the Committee's final determination.

<u>Nominating and Corporate Governance Committee, page 27</u>

4.   Although we note your reference to diversity on the top of page 28, it is not very clear
        how the Committee considers diversity in identifying director nominees. Please
        provide additional detail in future filings to fully comply with Item 407(c)(2)(vi) of
        Regulation S-K.

*   *   *   *

        Please respond to these comments within 10 business days or tell us when you will
provide us with a response. Please furnish a letter that keys your responses to our comments
and provides any requested information. Detailed letters greatly facilitate our review. Please
file your letter over EDGAR. Please understand that we may have additional comments after
reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact John Harrington, Staff Attorney, at (202) 551-3576 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

/s/ Larry Spirgel
Assistant Director